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                         VIMPELCOM ANNOUNCES COUPON RATE
                     ON ITS RUSSIAN RUBLE-DENOMINATED BONDS

Moscow and New York (May 7, 2004) - Open Joint Stock Company "Vimpel-Communications" ("VimpelCom" or the "Company") (NYSE: VIP) today announced the interest rate of 9.9% for the third and subsequent semi-annual interest payments on Ruble-denominated bonds, issued on May 20, 2003 in an aggregate principal amount of 3 billion Rubles through Limited Liability Company VimpelCom Finance (approximately US$97 million at the time of issue). VimpelCom Finance is a consolidated subsidiary of VimpelCom. The bonds are guaranteed by VimpelCom's subsidiary, VimpelCom-Region, and are scheduled for repayment on May 16, 2006. Bondholders have a put option exercisable between May 9 and May 18, 2004 at 100% of the nominal value of the bonds. The annual interest rate for the first two payments was 8.8%.

Commenting on the announcement, VimpelCom's CEO, Mr. Alexander Izosimov, stated "We issued the Ruble bonds last year as a three-year instrument, with an interest rate adjustment after one year. We have increased the interest rate on the Ruble bonds in order to reflect current market conditions in Russia. Strategically, we view the Russian debt market as one of our important sources of financing."

VimpelCom is a leading provider of telecommunications services in Russia, operating under the "Bee Line GSM" brand. The VimpelCom Group's license portfolio covers approximately 92% of Russia's population (134 million people), including the City of Moscow, the Moscow Region and the City of St. Petersburg. VimpelCom's ADSs are listed on the New York Stock Exchange under the symbol "VIP".

For more information, please contact:

Valery Goldin                             Christopher Mittendorf
VimpelCom (Moscow)                        Edelman Financial Worldwide
Tel: 7(095) 974-5888                      Tel: 1(212) 704-8134
vgoldin@vimpelcom.com                     christopher.mittendorf@edelman.com